FORM 11-K

(Mark one)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1997

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _______________________.

Commission file number # 001-04364

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                               Ryder System, Inc.
                              3600 N.W. 82 Avenue
                              Miami, Florida 33166

                              REQUIRED INFORMATION
                              --------------------

FINANCIAL STATEMENTS                                                    PAGE NO.
--------------------                                                    --------
\bullet\  Independent Auditors' Report                                      2
\bullet\  Statements of Net Assets Available for Plan Benefits
            December 31, 1997 and 1996                                      3
\bullet\  Statements of Changes in Net Assets Available for Plan Benefits
            for the years ended December 31, 1997 and 1996                  4
\bullet\  Notes to Financial Statements                                     5

EXHIBITS
--------
\bullet\  Exhibit Index                                                    17
\bullet\  Independent Auditors' Consent                                    18
\bullet\  Item 27A - Schedule of Assets Held for Investment Purposes
            December 31, 1997                                              19
\bullet\  Item 27d - Schedule of Reportable Transactions
            December 31, 1997                                              20


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            RYDER SYSTEM, INC.
                                            EMPLOYEE SAVINGS PLAN B

Date: June 29, 1998                         By: /s/ THOMAS E. MCKINNON
                                               --------------------------------
                                            Thomas E. McKinnon
                                            Chairman - Retirement Committee
                                            Executive Vice President - Human
                                              Resources and Corporate Services

                          INDEPENDENT AUDITORS' REPORT

The Participants and Administrator
Ryder System, Inc. Employee Savings Plan B:

We have audited the accompanying statements of net assets available for plan benefits of Ryder System, Inc. Employee Savings Plan B as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental Schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG Peat Marwick LLP

Miami, Florida
June 26, 1998

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1997 AND 1996

                                                                 1997                 1996
                                                            -------------          -----------
Assets
Investments:
  Short-term money market instruments                       $   8,144,729           10,971,983
  Investment contracts, at contract value                      64,010,849           67,208,528
  Pooled investment funds
    (cost: 1997 - $169,040,578; 1996 - $124,511,259)          194,160,365          154,271,812
  Ryder System, Inc. Common Stock
    (cost: 1997 - $19,765,503; 1996 - $20,795,669)             30,527,106           29,175,314
  Participant loans receivable                                 18,433,772           17,404,300
                                                            -------------          -----------
      Total investments                                       315,276,821          279,031,937
Dividends and interest receivable                                       -              522,688
Contributions receivable and other                                  2,711            1,259,141
                                                            -------------          -----------
      Total assets                                            315,279,532          280,813,766

Other liabilities                                                  10,363              479,147
                                                            -------------          -----------
Net assets available for plan benefits                      $ 315,269,169          280,334,619
                                                            =============          ===========

                 See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                        1997             1996
                                                     ----------       ----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in value of investments      $  31,989,104       12,722,295
    Dividends                                        11,641,598       11,756,110
    Interest                                          5,964,011        5,874,644
                                                  -------------       ----------
        Net investment income                        49,594,713       30,353,049
                                                  -------------       ----------
Contributions:
  Employer                                            7,938,931        7,667,665
  Employee                                           26,180,507       26,635,266
                                                  -------------       ----------
        Total contributions                          34,119,438       34,302,931
                                                  -------------       ----------
Plan merger                                                   -        2,115,930

Transfers from other plans                                    -        3,821,235
                                                  -------------       ----------
        Total additions                              83,714,151       70,593,145
                                                  -------------       ----------
Deductions from net assets attributed to:
  Distributions to plan participants and other       28,779,477       17,354,994
  Transfers to other plans,net                       19,493,788                -
  Administrative expenses                               506,336          397,922
                                                  -------------       ----------
        Total deductions                             48,779,601       17,752,916
                                                  -------------       ----------
        Net increase                                 34,934,550       52,840,229

Net assets available for plan benefits:
  Beginning of year                                 280,334,619      227,494,390
                                                  -------------       ----------
  End of year                                     $ 315,269,169      280,334,619
                                                  =============      ===========

                 See accompanying notes to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

     The following description of the Ryder System, Inc. Employee Savings Plan B (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     GENERAL. The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

     The Plan Administrator is the Ryder System, Inc. Retirement Committee. Effective July 1, 1997, Fidelity Management Trust Co. became the Plan's trustee. Prior to July 1, 1997, State Street Bank & Trust Company was the Plan's trustee.

     ELIGIBILITY. Participation in the Plan is voluntary. However, to participate in the Plan, an employee of Ryder System, Inc. (the "Company") must meet certain eligibility requirements related to employment date, age and service hours. In general, salaried employees of the Company and participating affiliates are eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

     CONTRIBUTIONS. Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) $9,500 ($10,000 as of January 1,
     1998), or c) such other amount as shall be determined by the Company's Retirement Committee from time to time. The Company matches 50% of the employee's annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 3% of the employee's compensation for any plan year. Effective January 1, 1998, the Company match was increased to 50% of the employee's annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year or (2) 50% of the first 4% (6% if the Company meets its EVA goal) of the employee's compensation for any plan year. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan.

     PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Earnings are currently allocated on a daily basis. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING. Participants are immediately vested in their contributions plus earnings thereon. Participants vest 25% per year in the Company contributions and the earnings attributable to such contributions. At retirement age, a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions.

     INVESTMENT OPTIONS. Participants may elect to contribute to, or transfer among, any of thirteen investment options. Participants may transfer among funds on a daily basis. Note 4 provides a description of each investment option and a summary of net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund of the Plan as of and for the years ended December 31, 1997 and 1996.

     PARTICIPANT LOANS. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to
     (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate, which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

     DISTRIBUTIONS. On termination of service, if a participant's account balance is greater than $3,500 ($5,000 as of January 1, 1998), a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $3,500 ($5,000 as of January 1, 1998) receive automatic distributions. As of December 31, 1997 and 1996, amounts allocated to accounts of terminated persons who have not yet been paid totaled $888,782 and $229,979, respectively. A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan's recordkeeper approves the request, based on the direction of the Plan Administrator, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual basis of accounting. Certain 1996 financial statement amounts have been reclassified to conform with the current year presentation.

     USE OF ESTIMATES. The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     INVESTMENTS. Short-term money market instruments are stated at cost which approximates fair value. Investments in fully benefit-responsive insurance company and bank investment contracts are stated at contract value (which approximates fair market value), which represents contributions made under the contracts plus interest at the contract rate, less funds used for withdrawals. Pooled investments funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. The Company common stock is valued at its quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation/(depreciation) on those investments. Dividends on Company common stock are recorded on the record date. Interest income is recorded on the accrual basis.

     PAYMENT OF BENEFITS.  Benefits are recognized when paid.

3.   INVESTMENTS

     The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1997 and 1996:

                                                                 1997                      1996
                                                                 ----                      ----
     Ryder System, Inc. Common Stock Fund                   $ 30,527,106              $ 29,175,314
     Fidelity U.S. Equity-Income Fund                         45,634,229                       -
     Putnam Voyager Fund (A)                                  77,112,394                71,256,207
     Fidelity Contrafund                                      37,325,151                       -
     Fidelity Diversified International Fund                  19,471,258                       -
     Lord Abbett Affiliated Fund                                     -                  33,189,878
     Mutual Series Fund, Inc.,Qualified Income Fund                  -                  29,008,889
     Templeton Foreign Fund                                          -                  17,626,334

4.   PLAN INVESTMENT FUNDS

     Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

     Investment Fund B ("Fund B") - Fund B may be invested in short-term money market instruments and contracts with insurance companies, banks and other financial institutions. Effective July 1, 1997, holdings in the short-term interest income fund managed by State Street Bank were transferred to the Fidelity Short-Term Interest Fund. Fund B continues to maintain investments in fully benefit-responsive investment contracts (yields ranging from 4.9% to 8.0% during 1997 and 4.7% to 9.1% during 1996) with various insurance companies, banks and financial institutions.

     Investment Fund C ("Fund C") - Fund C may normally be invested in a variety of common, preferred or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund had been invested solely in shares of the Lord Abbett Affiliated Fund. Effective July 1, 1997, monies in the Lord Abbett Affiliated Fund were liquidated and reinvested in the Fidelity U.S. Equity-Income Fund.

     Investment Fund D ("Fund D") - Fund D may be invested primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund(A).

     Investment Fund E ("Fund E") - Fund E may be invested in securities issued by U.S. based companies that are selling below book value. The primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since Plan inception, this fund had been invested solely in shares of the Mutual Series Fund, Inc., Qualified Income Fund. Effective July 1, 1997, holdings in this fund were liquidated and reinvested in the Fidelity Contrafund.

     Investment Fund F ("Fund F") - Fund F may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. The fund's investment objective is long-term capital growth. Previously, monies in this fund were invested in the Templeton Foreign Fund. Effective July 1, 1997, holdings in this fund were liquidated and reinvested in the Fidelity Diversified International Fund.

     Investment Fund G ("Fund G") - Fund G invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Fund G is intended to provide maximum total return over the long term. Previously, monies in this fund were invested in the Life Solutions Growth Fund managed by State Street Bank. Effective July 1, 1997, holdings in this fund were liquidated and reinvested in the Fidelity Asset Manager Growth Fund.

     Investment Fund H ("Fund H") - Fund H invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Fund H is intended to provide high total return with reduced risk over the long term. Previously, monies in this fund were invested in the Life Solutions Balanced Growth Fund managed by State Street Bank. Effective July 1, 1997, holdings in this fund were liquidated and reinvested in the Fidelity Asset Manager Fund.

     Investment Fund I ("Fund I") - Fund I invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. Fund I is intended to provide a high current income, but also considers the potential for long-term growth. Previously, holdings were invested in the Life Solutions Income & Growth Fund managed by State Street. Effective July 1, 1997, holdings in this fund were liquidated and reinvested in the Fidelity Asset Manager Income Fund.

     Investment Fund J ("Fund J") - Fund J, the Fidelity U.S. Bond Index Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The fund purchases investment-grade securities with maturities of at least one year including U.S.Treasury and U.S. or government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities.

     Investment Fund K ("Fund K") - Fund K, the Spartan U.S. Equity Index Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is to match the total return of the Standard & Poor's 500 Index. The fund invests in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the index. The fund's manager focuses on duplicating the composition and performance of a specific market index as opposed to a strategy of selecting attractive stocks.

     Investment Fund L ("Fund L") - Fund L, the Fidelity Emerging Growth Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is long term capital growth. The fund invests mainly in stocks of small and medium-sized companies in the developing stages of their life cycle that the fund's manager believes have the potential for accelerated earnings or revenue growth. Such stocks may be subject to abrupt or erratic changes. This fund carries a redemption fee, which is charged to discourage short-term buying and selling of fund shares. Currently the redemption fee is 0.75% of the value of the shares sold.

     Investment Fund M ("Fund M") - Fund M, the Fidelity Growth Company Fund, was added as an investment option in the Plan effective July 1, 1997. This fund's goal is long term capital growth. The fund invests in common stocks of companies with earnings or gross sales that indicate the potential for above-average growth.

     The number of participants' accounts in each of the funds at December 31, 1997 and 1996 is as follows:

                                             1997       1996
                                             ----       ----
                         Fund A              3,968      3,886
                         Fund B              9,626      7,933
                         Fund C              3,916      3,461
                         Fund D              5,424      5,456
                         Fund E              3,699      3,419
                         Fund F              3,136      3,005
                         Fund G                916        509
                         Fund H                555        317
                         Fund I                238        113
                         Fund J                170        N/A
                         Fund K                547        N/A
                         Fund L                421        N/A
                         Fund M                510        N/A

     The following schedules summarize the net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund of the Plan as of and for the years ended December 31, 1997 and 1996.

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1997

Assets                                     FUND A        FUND B       FUND C       FUND D       FUND E      FUND F      FUND G
                                        ----------------------------------------------------------------------------------------
Investments:
  Short-term money market instruments              -    8,144,729            -            -            -           -           -
  Investment contracts                  $          -   64,010,849            -            -            -           -           -
  Pooled investment funds                          -            -   45,634,229   77,112,394   37,325,151  19,471,258   3,461,220
  Ryder System, Inc. Common Stock         30,527,106            -            -            -            -           -           -
  Participant loans receivable                     -            -            -            -            -           -           -
                                        ----------------------------------------------------------------------------------------
      Total investments                   30,527,106   72,155,578   45,634,229   77,112,394   37,325,151  19,471,258   3,461,220
Contributions receivable and other               256          570          289          562          327         223          90
                                        ----------------------------------------------------------------------------------------
      Total assets                        30,527,362   72,156,148   45,634,518   77,112,956   37,325,478  19,471,481   3,461,310

Other liabilities                                953        4,003        1,211        2,374        1,018         574          99
                                        ----------------------------------------------------------------------------------------
Net assets available for plan benefits  $ 30,526,409   72,152,145   45,633,307   77,110,582   37,324,460  19,470,907   3,461,211
                                        ========================================================================================
Participant units outstanding              3,046,661   72,155,578      870,716    4,047,894      800,454   1,207,146     187,295
                                        ========================================================================================
Participant unit value                  $      10.02         1.00        52.41        19.05        46.63       16.13       18.48
                                        ========================================================================================


Assets                                   FUND H     FUND I     FUND J      FUND K      FUND L     FUND M       LOANS        TOTAL
                                        --------------------------------------------------------------------------------------------
Investments:
  Short-term money market instuments            -          -          -           -           -          -            -    8,144,729
  Investment contracts                          -          -          -           -           -          -            -   64,010,849
  Pooled investment funds               2,352,997  1,063,219  1,173,124   3,489,172   1,430,811  1,646,790            -  194,160,365
  Ryder System, Inc. Common Stock               -          -          -           -           -          -            -   30,527,106
  Participant loans receivable                  -          -          -           -           -          -   18,433,772   18,433,772
                                        --------------------------------------------------------------------------------------------
      Total investments                 2,352,997  1,063,219  1,173,124   3,489,172   1,430,811  1,646,790   18,433,772  315,276,821
Contributions receivable and other             50         13          6          26          16         20          263        2,711
                                        --------------------------------------------------------------------------------------------
      Total assets                      2,353,047  1,063,232  1,173,130   3,489,198   1,430,827  1,646,810   18,434,035  315,279,532

Other liabilities                              65         24          2          20          19          1            -       10,363
                                        --------------------------------------------------------------------------------------------
Net assets available for plan benefits  2,352,982  1,063,208  1,173,128   3,489,178   1,430,808  1,646,809   18,434,035  315,269,169
                                        ============================================================================================
Participant units outstanding             128,229     87,292    108,723      99,748      60,245     38,015
                                        ==================================================================
Participant unit value                      18.35      12.18      10.79       34.98       23.75      43.32
                                        ==================================================================

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1996

Assets                                         FUND A        FUND B       FUND C       FUND D       FUND E       FUND F     FUND G
                                            ----------------------------------------------------------------------------------------
Investments:
  Short-term money market instruments       $    655,632   10,316,351            -            -            -            -          -
  Investment contracts, at
    contract value                          $          -   67,208,528            -            -            -            -          -
  Pooled investment funds                              -            -   33,189,878   71,256,207   29,008,889   17,626,334  1,670,626
  Ryder System, Inc. Common Stock             29,175,314            -            -            -            -            -          -
  Participant loans receivable                         -            -            -            -            -            -          -
                                            ----------------------------------------------------------------------------------------
      Total investments                       29,830,946   77,524,879   33,189,878   71,256,207   29,008,889   17,626,334  1,670,626
Dividends and interest receivable                  2,178      415,485      104,872            -          153            -          -
Contributions receivable and other               113,338      470,295      105,822      316,930      119,299       87,571     28,716
Interfund transfers receivable (payable)          98,833      253,928      110,582      (32,549)      36,885       28,226      2,561
                                            ----------------------------------------------------------------------------------------
      Total assets                            30,045,295   78,664,587   33,511,154   71,540,588   29,165,226   17,742,131  1,701,903

Other liabilities                                156,710       77,104      114,570       80,796       21,316       26,668          1
                                            ----------------------------------------------------------------------------------------
Net assets available for plan benefits      $ 29,888,585   78,587,483   33,396,584   71,459,792   29,143,910   17,715,463  1,701,902
                                            ========================================================================================
Participant units outstanding                    322,405    6,741,744      698,700    1,117,543      319,442      269,906     16,541
                                            ========================================================================================
Participant unit value                      $      92.71        11.66        47.80        63.94        91.23        65.64     102.89
                                            ========================================================================================


Assets                                       FUND H     FUND I      LOANS          TOTAL
                                            -----------------------------------------------
Investments:
  Short-term money market instruments
  Investment contracts, at                                                       10,971,983
    contract value                                  -         -            -     67,208,528
  Pooled investment funds                   1,132,059   387,819            -    154,271,812
  Ryder System, Inc. Common Stock                   -         -            -     29,175,314
  Participant loans receivable                      -         -   17,404,300     17,404,300
                                            -----------------------------------------------
      Total investments                     1,132,059   387,819   17,404,300    279,031,937
Dividends and interest receivable                   -         -            -        522,688
Contributions receivable and other             14,359     2,811            -      1,259,141
Interfund transfers receivable (payable)          885       560     (499,911)             -
                                            -----------------------------------------------
      Total assets                          1,147,303   391,190   16,904,389    280,813,766

Other liabilities                                   -       (25)       2,007        479,147
                                            -----------------------------------------------
Net assets available for plan benefits      1,147,303   391,215   16,902,382    280,334,619
                                            ===============================================
Participant units outstanding                  12,053     4,353
                                            ===================
Participant unit value                          95.19     89.87
                                            ===================

               CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                               FUND A         FUND B       FUND C        FUND D       FUND E       FUND F
                                            --------------------------------------------------------------------------------
Additions to net assets attributed to:
Net investment income:
  Net appreciation(depreciation) in value
    of investments                          $  5,736,127             -    7,809,248    12,631,750    4,618,417    1,112,285
  Dividends                                      325,320             -    1,965,701     4,567,501    3,049,472      698,244
  Interest                                         9,386     4,747,549       (2,984)        2,922        9,747        4,897
                                            --------------------------------------------------------------------------------
    Net investment income                      6,070,833     4,747,549    9,771,965    17,202,173    7,677,636    1,815,426
                                            --------------------------------------------------------------------------------
Contributions:
  Employer contributions                         778,187     3,338,619      670,429     1,372,702      727,811      514,879
  Employee contributions                       2,768,182     6,191,035    3,128,733     6,003,018    3,491,449    2,351,285
                                            --------------------------------------------------------------------------------
    Total contributions                        3,546,369     9,529,654    3,799,162     7,375,720    4,219,260    2,866,164
                                            --------------------------------------------------------------------------------
Participant loan repayments                      887,393     2,242,896      925,618     1,857,094      949,313      589,314
                                            --------------------------------------------------------------------------------
    Total additions                           10,504,595    16,520,099   14,496,745    26,434,987   12,846,209    5,270,904
                                            --------------------------------------------------------------------------------
Deductions from net assets attributed to:
Distributions to plan participants and other   2,153,016    10,859,062    2,869,495     6,089,997    2,573,513    1,501,923
Transfers to other plans,net                   2,054,591     5,319,000    2,997,692     5,392,947    2,165,605    1,389,359
Plan fees and expenses                            41,927       208,651       57,934       108,157       49,205       26,655
Loans to participants                          1,331,232     3,086,552    1,387,796     2,466,877    1,171,623      629,943
Interfund transfers                            4,286,005     3,482,172   (5,052,895)    6,726,219   (1,294,287)     (32,420)
                                            --------------------------------------------------------------------------------
    Total deductions                           9,866,771    22,955,437    2,260,022    20,784,197    4,665,659    3,515,460
                                            --------------------------------------------------------------------------------
    Net increase (decrease)                      637,824    (6,435,338)  12,236,723     5,650,790    8,180,550    1,755,444

Net assets available for plan benefits:
  Beginning of year                           29,888,585    78,587,483   33,396,584    71,459,792   29,143,910   17,715,463
                                            --------------------------------------------------------------------------------
  End of year                               $ 30,526,409    72,152,145   45,633,307    77,110,582   37,324,460   19,470,907
                                            ================================================================================


                                             FUND G      FUND H       FUND I       FUND J       FUND K       FUND L       FUND M
                                            --------------------------------------------------------------------------------------
Additions to net assets attributed to:
Net investment income:
  Net appreciation(depreciation) in value
    of investments                            230,010     164,371       29,365       11,839      111,983     (300,574)    (165,717)
  Dividends                                   348,767     168,272       42,945       15,060       31,993      277,610      150,713
  Interest                                        868         554          139            4           37           18           15
                                            --------------------------------------------------------------------------------------
    Net investment income                     579,645     333,197       72,449       26,903      144,013      (22,946)     (14,989)
                                            --------------------------------------------------------------------------------------
Contributions:
  Employer contributions                      221,601     146,230       47,961       11,821       43,632       27,133       37,926
  Employee contributions                      892,864     493,640      135,020       58,375      279,993      172,879      214,034
                                            --------------------------------------------------------------------------------------
    Total contributions                     1,114,465     639,870      182,981       70,196      323,625      200,012      251,960
                                            --------------------------------------------------------------------------------------
Participant loan repayments                    59,783      33,326       17,397       10,896       47,008       21,601       28,694
                                            --------------------------------------------------------------------------------------
    Total additions                         1,753,893   1,006,393      272,827      107,995      514,646      198,667      265,665
                                            --------------------------------------------------------------------------------------
Deductions from net assets attributed to:
Distributions to plan participants
   and other                                  180,808     192,525       70,416            -        7,736        4,849        8,125
Transfers to other plans,net                  88,471     (58,127)     (16,324)       9,115      (14,835)      45,577         (323)
Plan fees and expenses                          5,692       3,784        1,382          129        1,428        1,334           58
Loans to participants                         138,848      79,857       41,622        7,644       24,386       19,604       14,195
Interfund transfers                          (419,235)   (417,325)    (496,262)  (1,082,021)  (2,993,247)  (1,303,505)  (1,403,199)
                                            --------------------------------------------------------------------------------------
    Total deductions                           (5,416)   (199,286)    (399,166)  (1,065,133)  (2,974,532)  (1,232,141)  (1,381,144)
                                            --------------------------------------------------------------------------------------
    Net increase (decrease)                 1,759,309   1,205,679      671,993    1,173,128    3,489,178    1,430,808    1,646,809

Net assets available for plan benefits:
  Beginning of year                         1,701,902   1,147,303      391,215            -            -            -            -
                                            --------------------------------------------------------------------------------------
  End of year                               3,461,211   2,352,982    1,063,208    1,173,128    3,489,178    1,430,808    1,646,809
                                            ======================================================================================




                                              LOAN FUND      TOTAL
                                            -------------------------
Additions to net assets attributed to:
Net investment income:
  Net appreciation(depreciation) in value
    of investments                                    -    31,989,104
  Dividends                                           -    11,641,598
  Interest                                    1,190,859     5,964,011
                                            -------------------------
    Net investment income                     1,190,859    49,594,713
                                            -------------------------
Contributions:
  Employer contributions                              -     7,938,931
  Employee contributions                              -    26,180,507
                                            -------------------------
    Total contributions                               -    34,119,438
                                            -------------------------
Participant loan repayments                  (7,670,333)            -
                                            -------------------------
    Total additions                          (6,479,474)   83,714,151
                                            -------------------------
Deductions from net assets attributed to:
Distributions to plan participants
  and other                                   2,268,012    28,779,477
Transfers to other plans,net                    121,040    19,493,788
Plan fees and expenses                                -       506,336
Loans to participants                       (10,400,179)            -
Interfund transfers                                   -             -
                                            -------------------------
    Total deductions                         (8,011,127)   48,779,601
                                            -------------------------
    Net increase (decrease)                   1,531,653    34,934,550

Net assets available for plan benefits:
  Beginning of year                          16,902,382   280,334,619
                                            -------------------------
  End of year                                18,434,035   315,269,169
                                            =========================

               CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                       FUND A       FUND B        FUND C       FUND D       FUND E       FUND F
                                                   ------------------------------------------------------------------------------
Additions to net assets attributed to:
Net investment income:
  Net appreciation in value of investments         $  2,999,719            -     2,212,110    3,273,943    2,101,708    1,851,727
  Dividends                                             550,664            -     3,224,646    4,473,787    2,781,370      725,643
  Interest                                               25,971    4,792,513             -            -            -            -
                                                   ------------------------------------------------------------------------------
    Net investment income                             3,576,354    4,792,513     5,436,756    7,747,730    4,883,078    2,577,370
                                                   ------------------------------------------------------------------------------
Contributions:
  Employer contributions                                774,929    2,941,199       697,528    1,567,718      808,531      593,988
  Employee contributions                              2,591,112    7,075,708     2,926,215    6,806,693    3,486,945    2,529,518
                                                   ------------------------------------------------------------------------------
    Total contributions                               3,366,041   10,016,907     3,623,743    8,374,411    4,295,476    3,123,506
                                                   ------------------------------------------------------------------------------
Plan merger                                                   -    2,115,930             -            -            -            -

Transfers from other plans                              304,065    1,500,646       226,904      863,256      272,729      227,907

Participant loan repayments                             679,090    2,034,092       761,708    1,804,880      811,484      538,709
                                                   ------------------------------------------------------------------------------
    Total additions                                   7,925,550   20,460,088    10,049,111   18,790,277   10,262,767    6,467,492
                                                   ------------------------------------------------------------------------------
Deductions from net assets attributed to:
Distributions to plan participants and other          1,481,978    7,710,035     1,635,883    3,695,343    1,076,530      740,129
Plan fees and expenses                                   56,384      191,085        40,168       67,617       23,389       16,653
Loans to participants                                 1,115,712    3,401,164     1,043,777    2,865,045    1,077,941      662,501
Interfund transfers                                  (2,789,925)   3,083,369       205,041   (1,025,382)     476,289      351,021
                                                   ------------------------------------------------------------------------------
    Total deductions                                   (135,851)  14,385,653     2,924,869    5,602,623    2,654,149    1,770,304
                                                   ------------------------------------------------------------------------------
    Net increase                                      8,061,401    6,074,435     7,124,242   13,187,654    7,608,618    4,697,188

Net assets available for plan benefits:
  Beginning of year                                  21,827,184   72,513,048    26,272,342   58,272,138   21,535,292   13,018,275
                                                   ------------------------------------------------------------------------------
  End of year                                      $ 29,888,585   78,587,483    33,396,584   71,459,792   29,143,910   17,715,463
                                                   ==============================================================================
                                                   FUND G      FUND H      FUND I     LOAN FUND       TOTAL
                                                   ------------------------------------------------------------
Additions to net assets attributed to:
Net investment income:
  Net appreciation in value of investments           161,432      89,845     31,811             -    12,722,295
  Dividends                                                -           -          -             -    11,756,110
  Interest                                             1,292         138          -     1,054,730     5,874,644
                                                   ------------------------------------------------------------
    Net investment income                            162,724      89,983     31,811     1,054,730    30,353,049
                                                   ------------------------------------------------------------
Contributions:
  Employer contributions                             156,940      98,104     28,728                   7,667,665
  Employee contributions                             700,948     381,652    136,475                  26,635,266
                                                   ------------------------------------------------------------
    Total contributions                              857,888     479,756    165,203             -    34,302,931
                                                   ------------------------------------------------------------
Plan merger                                                -           -          -             -     2,115,930

Transfers from other plans                            15,220      55,601        (87)      354,994     3,821,235

Participant loan repayments                           35,100       9,213     12,218    (6,686,494)            -
                                                   ------------------------------------------------------------
    Total additions                                1,070,932     634,553    209,145    (5,276,770)   70,593,145
                                                   ------------------------------------------------------------
Deductions from net assets attributed to:
Distributions to plan participants and other          42,240      29,240      6,678       936,938    17,354,994
Plan fees and expenses                                 1,387         893        346             -       397,922
Loans to participants                                 84,851      25,392      9,319   (10,285,702)            -
Interfund transfers                                 (166,936)   (180,803)    47,326             -             -
                                                   ------------------------------------------------------------
    Total deductions                                 (38,458)   (125,278)    63,669    (9,348,764)   17,752,916
                                                   ------------------------------------------------------------
    Net increase                                   1,109,390     759,831    145,476     4,071,994    52,840,229

Net assets available for plan benefits:
  Beginning of year                                  592,512     387,472    245,739    12,830,388   227,494,390
                                                   ------------------------------------------------------------
  End of year                                      1,701,902   1,147,303    391,215    16,902,382   280,334,619
                                                   ============================================================

5.   TRANSFERS TO OTHER PLANS

     The Company also sponsors the Ryder System, Inc. Employee Savings Plan A ("Plan A") for non-salaried employees. Account balances of non-salaried employees in Plan A, who are subsequently promoted to a salaried position, are, in turn, transferred to the Plan. Transfers to the Plan for 1997 and 1996 amounted to $2,138,084 and $3,821,235, respectively.

     Due to the sale of the Company's automotive carrier and consumer truck rental businesses, as well as the out-sourcing of various information technology functions, plan assets of $21,631,872 were transferred from the Plan to other plans, respectively.

6.   PLAN MERGER

     On October 1, 1996, the Managed Logistics Systems 401(k) Plan was merged with the Plan and assets of $2,115,930 were transferred into the Plan.

7.   RELATED PARTY TRANSACTIONS

     The Plan holds shares of Ryder System, Inc. common stock and recorded dividend income, net realized gains on sale and net unrealized appreciation in value of these securities.

     Certain Plan investments are/were shares of mutual funds managed by Fidelity Management Company or State Street Bank. These fund managers are/were affiliated with the Plan's current/former trustee and, therefore, these transactions qualify as party-in-interest.

8.   PLAN TERMINATION

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

9.   TAX STATUS OF THE PLAN

     The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter obtained was dated August 26, 1996.

     Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

     Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

10.  PLAN FEES AND EXPENSES

     Generally, Plan fees and expenses are paid by the participants. At its discretion, the Company may elect to pay some administrative and marketing expenses.

                                 EXHIBIT INDEX

EXHIBIT           DESCRIPTION
-------           -----------
23.1       Independent Auditors' Consent
99.1       Item 27A - Schedule of Assets Held for
             Investment Purposes - December 31, 1997
99.2       Item 27d - Schedule of Reportable Transactions
             December 31, 1997